Public



16013284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
409

SEC FILE NUMBER
8-69407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/07/14 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgemoor Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, Suite 560
(No. and Street)

San Francisco (City) California (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Waite (206) 694-8889
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) Washington (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Waite, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgemoor Partners LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FinOp / CFO

Title

Notary Public


KAYE MUNSON
COMMISSION EXPIRES
NOTARY
PUBLIC
8-24-19
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public
Accounting Firm and Financial Statement

Edgemoor Partners LLC

December 31, 2015

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Edgemoor Partners, LLC

We have audited the accompanying financial statement of Edgemoor Partners, LLC (the "Company"), which comprises the statement of financial condition as of December 31, 2015 and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Edgemoor Partners, LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 23, 2016

EDGEMOOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(in US Dollars)

ASSETS

Cash	$	181,825
Prepaid Expenses		4,940
	$	186,765

LIABILITIES

Accounts Payable and Accruals	$	36,765

MEMBER'S EQUITY

Capital Account	$	348,951
Cumulative Net Earnings, Prior Years		(198,951)
Net Income, Current Year		-
	$	150,000
	$	186,765

The accompanying notes are an integral part of this financial statement.

Note 1 – Description of Operations and Summary of Significant Accounting Policies

Organization – Edgemoor Partners LLC (the "Firm") was formed on October 7, 2013 with the Secretary of State in the State of Delaware. The Firm operated during this time to become compliant with the Financial Industry Regulatory Authority and became a registered broker dealer on October 7, 2014. The Firm is a wholly owned subsidiary of Sun Life Financial (U.S.) Investments LLC.

Nature of Operations – The Firm is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Firm engages as a placement agent of real estate funds and securities linked to the acquisition, financing, development and management of privately held real estate assets. The Firm's activities are limited to marketing securities and fund products offered by its affiliate, Bentall Kennedy (U.S.) Limited Partnership ("BKUSLP"), a registered investment advisor. The Firm does not execute, clear or settle transactions for clients, hold customers' securities, or perform custodial functions related to customers' accounts.

The Firm is headquartered in San Francisco, California.

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents – Cash and cash equivalents consist of cash balances held at banks and highly liquid investments, including investments in U.S. government securities and money market funds, with original terms to maturity of three months or less. The Firm minimizes credit risk by placing cash with high quality financial institutions, and is considered subject to minimal credit risk.

Receivables – Receivables from affiliates are amounts due to the Firm under the Expense Sharing and Services Agreement and are deemed collectible.

Subsequent Events – Subsequent events are events or transactions that occur after the statement of financial condition date but before the financial statements are available to be issued. The Firm recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Firm's financial statements do not recognize subsequent events that arose after the statement of financial condition date and before the financial statements were available to be issued that did not provide evidence about conditions that existed at the statement of financial condition date.

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Firm's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Description of Operations and Summary of Significant Accounting Policies (Continued)

Concentrations – Financial instruments that potentially subject the Firm to concentrations of credit risk consist of demand deposits with a financial institution. At December 31, 2015, there are no balances exceeding FDIC insurance of $250,000. The Firm believes there is minimal credit risk relative to its cash account.

Income Taxes – The Firm is a limited liability company for federal and state tax purposes. As such, no provision has been made for income taxes. The Firm does not have any uncertain tax positions at December 31, 2015.

Note 2 – Member's Equity – The capital structure of the Firm consists of one class of common interest units.

Note 3 – Related Party Transactions – The Firm and BKUSLP are each owned, either directly or indirectly, by Sun Life Financial (U.S.) Investments LLC. Under the Expense Sharing and Services Agreement between the Firm and BKUSLP, resources allocated to the Firm occupy space within the offices of BKUSLP, use computer, telephone, and other communications equipment, services, supplies and amenities of the offices of BKUSLP as necessary to conduct the business of the Firm.

Certain employees of BKUSLP also act on behalf of the Firm, either as registered persons of the Firm or as support personnel. Certain IT, technical, and administrative staff of BKUSLP also provide support to shared employees and to the Firm. The Firm pays BKUSLP its allocable portion of the salary and benefits of each shared employee of BKUSLP. Allocated costs are based on percentage of time spent in the previous month.

Note 4 – Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital balance, as defined, under such provisions.

The Firm's minimum capital requirement is $5,000 as defined under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2015, the Firm had net capital of $145,060, which was $140,060 in excess of its required net capital of $5,000.

Note 5 – Exemption From Rule 15c3-3

Edgemoor Partners LLC does not hold funds or securities for or owe money or securities to customers. The Firm operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.